UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                                  LODGIAN, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    54021P106
                                 (CUSIP Number)

                             Edgecliff Holdings, LLC
                         Casuarina Cayman Holdings Ltd.
                            Edgecliff Management, LLC
                        1994 William J. Yung Family Trust
                                   Joseph Yung
                                 William J. Yung
            The 1998 William J. Yung and Martha A. Yung Family Trust
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017
                            Attn: Mr. William J. Yung

                                 with a copy to:

                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                           Attn: James M. Dubin, Esq.

                                  July 19, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  54021P106                                                      Page 2

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Edgecliff Holdings, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Kentucky

                               7   SOLE VOTING POWER
      NUMBER OF                            0
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                            0
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                              0
        WITH
                               10  SHARED DISPOSITIVE POWER
                                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,598,100

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.236%

14   TYPE OF REPORTING PERSON*/
     00

----------
*/ See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No.  54021P106                                                      Page 3

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Casuarina Cayman Holdings Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands, B.W.I.

                               7   SOLE VOTING POWER
      NUMBER OF                            0
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                            0
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                              0
        WITH
                               10  SHARED DISPOSITIVE POWER
                                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,593,700

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.665%

14   TYPE OF REPORTING PERSON*/
     CO

----------
*/ See Instructions Before Filling Out

CUSIP No.  54021P106                                                      Page 4

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Edgecliff Management, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Kentucky

                               7   SOLE VOTING POWER
      NUMBER OF                            0
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                            0
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                              0
        WITH
                               10  SHARED DISPOSITIVE POWER
                                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,598,100

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.236%

14   TYPE OF REPORTING PERSON*/
     00

----------
*/ See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No.  54021P106                                                      Page 5

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     1994 William J. Yung Family Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio

                               7   SOLE VOTING POWER
      NUMBER OF                            0
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                            0
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                              0
        WITH
                               10  SHARED DISPOSITIVE POWER
                                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON*/
     00

----------
*/ See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No.  54021P106                                                      Page 6

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Joseph Yung, Investment Advisor to the 1994 William J. Yung Family Trust and The 1998 William J. Yung and Martha A. Yung Family Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

                               7   SOLE VOTING POWER
      NUMBER OF                            0
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                            0
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                              0
        WITH
                               10  SHARED DISPOSITIVE POWER
                                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON*/
     IN

----------
*/ See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No.  54021P106                                                      Page 7

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     William J. Yung

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

                               7   SOLE VOTING POWER
      NUMBER OF                       4,191,800
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                       4,191,800
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                         4,191,800
        WITH
                               10  SHARED DISPOSITIVE POWER
                                      0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,191,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.901%

14   TYPE OF REPORTING PERSON*/
     IN

----------
*/ See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No.  54021P106                                                      Page 8

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The 1998 William J. Yung and Martha A. Yung Family Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio

                               7   SOLE VOTING POWER
      NUMBER OF                            0
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                            0
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                              0
        WITH
                               10  SHARED DISPOSITIVE POWER
                                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON*/
     00

----------
*/ See Instructions Before Filling Out

         Edgecliff Holdings, LLC ("Edgecliff"), Casuarina Cayman Holdings Ltd. ("Casuarina"), Edgecliff Management, LLC ("Management"), the 1994 William J. Yung Family Trust (the "1994 Trust"), William J. Yung, Joseph Yung, and The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust") (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D filed by certain of the Reporting Persons on October 19, 1999, as amended by Amendment No. 1 filed on November 12, 1999, as amended by Amendment No. 2 filed on November 16, 1999, as amended by Amendment No. 3 filed on November 22, 1999, as amended by Amendment No. 4 filed on December 29, 1999, as amended by Amendment No. 5, filed on January 18, 2000, as amended by Amendment No. 6 filed on April 7, 2000, as amended by Amendment No. 7 filed on April 18, 2000, as amended by Amendment No. 8 filed on May 4, 2000, as amended by Amendment No. 9 filed on May 30, 2000, as amended by Amendment No. 10 filed on July 14, 2000 and as amended by Amendment No. 11 filed on July 19, 2000 (the "Schedule 13D"), in respect of the common stock, par value $.01 per share, of Lodgian, Inc., a Delaware corporation, as set forth below.

Item 1.  Security and Issuer.

         Unchanged.

Item 2.  Identity and Background.

         Unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         Unchanged.

Item 4.  Purpose of Transaction.

         The information below supplements the information previously reported in item 4.

         On July 19, 2000, Casuarina Cayman Holdings, Ltd. ("Casuarina") and Edgecliff Holdings, LLC ("Edgecliff") filed a Verified Complaint for Declaratory and Injunctive Relief (the "Complaint") in the Court of Chancery of the State of Delaware in and for New Castle County, naming Lodgian, Inc. ("Lodgian") as defendant pursuant to 8 Del. C. Section 211 to establish a date for the annual meeting of stockholders of Lodgian.

         The Complaint alleges that: (1) upon information and belief, Lodgian has not held an annual meeting of stockholders for the election of directors since June 25, 1999 and, since that time, no action has been taken by written consent in lieu of an annual meeting to elect directors in accordance with 8 Del. C. Section 211(b); (2) as of the date of filing of the Complaint, Lodgian has not announced any date for the holding of an annual meeting of stockholders; and (3) pursuant to 8 Del. C. Section 211(c), in the event that a Delaware corporation fails to hold an annual meeting of stockholders for the election of directors or if there is a failure "to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

         The Complaint seeks judgment (a) summarily ordering Lodgian to hold an annual meeting of stockholders for the election of directors and (b) designating a time and place of such meeting, the record date for the determination of the stockholders of the Company entitled to vote, and the form of notice of such meeting. The above description of Casuarina's and Edgecliff's claims is qualified in its entirety by reference to the Complaint, a copy of which is attached hereto as Exhibit 19 and which is incorporated herein by reference.

         Also on July 19, 2000, Casuarina and Edgecliff filed a Motion (the "Motion") in the Court of Chancery of the State of Delaware in and for New Castle County moving for an expedited trial and expedited discovery. A copy of the Motion is attached hereto as Exhibit 20 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         Unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Unchanged.

Item 7.  Material to be Filed as Exhibits.

         The Exhibit Index incorporated by reference in Item 7 of the Schedule 13D is hereby supplemented by adding the following to the end thereof.

19.      Complaint, dated July 19, 2000.
20.      Motion, dated July 19, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2000

                                 EDGECLIFF HOLDINGS, LLC

                                 By: /s/ William J. Yung
                                     -------------------
                                     Name:  William J. Yung
                                     Title: President


                                 CASUARINA CAYMAN HOLDINGS LTD.

                                 By: /s/ William J. Yung
                                     -------------------
                                     Name:  William J. Yung
                                     Title: President


                                 EDGECLIFF MANAGEMENT, LLC

                                 By: /s/ William J. Yung
                                     -------------------
                                     Name:  William J. Yung
                                     Title: President


                                 1994 WILLIAM J. YUNG FAMILY TRUST

                                 By: The Fifth Third Bank,
                                     as Trustee

                                 By: /s/ Timothy A. Rodgers
                                     ----------------------
                                     Name:  Timothy A. Rodgers
                                     Title: Trust Officer

                                     /s/ Joseph Yung
                                     ---------------
                                     Joseph Yung


                                     /s/ William J. Yung
                                     -------------------
                                     William J. Yung


                                 THE 1998 WILLIAM J. YUNG AND MARTHA A.
                                 YUNG FAMILY TRUST

                                 By: The Fifth Third Bank,
                                     as Trustee

                                 By: /s/ Timothy A. Rodgers
                                     ----------------------
                                     Name:  Timothy A. Rodgers
                                     Title: Trust Officer

                                  Exhibit Index
                                  -------------

Exhibit   Description
-------   -----------
1. Engagement Letter between Casuarina Cayman Holdings Ltd. and Greenhill & Co., LLC, dated November 10, 1999. 1/

2. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 16, 1999. 2/

3. Letter to Casuarina Cayman Holdings Ltd. from Lodgian, Inc., dated November 19, 1999. 3/

4. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 22, 1999. 3/

5. Joint Filing Agreement, dated November 22, 1999, among Casuarina Cayman Holdings Ltd., the 1994 William J. Yung Family Trust, Joseph Yung and William J. Yung. 3/

6. Joint Filing Agreement, dated December 29, 1999, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph
          Yung, William J. Yung and The 1998 William J. Yung and Martha
          A. Yung Family Trust. 4/

7. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated January 18, 2000. 5/

--------
1/       Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.
2/       Filed as an Exhibit to Amendment No. 2 to the Schedule 13D.
3/       Filed as an Exhibit to Amendment No. 3 to the Schedule 13D.
4/       Filed as an Exhibit to Amendment No. 4 to the Schedule 13D.
5/       Filed as an Exhibit to Amendment No. 5 to the Schedule 13D.

8. Joint Filing Agreement, dated January 18, 2000, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha
          A. Yung Family Trust. 5/

9.        Complaint, dated April 7, 2000. 6/

10.       Motion, dated April 7, 2000. 6/

11. Joint Filing Agreement, dated April 7, 2000, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha
          A. Yung Family Trust. 6/

12.       Notice of Edgecliff Holdings, LLC to Lodgian, Inc., dated April 18,
          2000. 7/

13. Preliminary Proxy Statement of Edgecliff Holdings, LLC filed with the Securities and Exchange Commission on April 18, 2000. 7/

14. Stockholder Request Letter to Lodgian, Inc. from Edgecliff Holdings, LLC, dated April 18, 2000. 7/

15. Amendment No. 1 to Preliminary Proxy Statement of Edgecliff Holdings, LLC filed with the Securities and Exchange Commission on May 4, 2000. 8/

16. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated July 13, 2000. 9/

17.       Press Release issued by Lodgian, Inc., dated July 17, 2000. 10/

--------
5/       Filed as an Exhibit to Amendment No. 5 to the Schedule 13D.
6/       Filed as an Exhibit to Amendment No. 6 to the Schedule 13D.
7/       Filed as an Exhibit to Amendment No. 7 to the Schedule 13D.
8/       Filed as an Exhibit to Amendment No. 8 to the Schedule 13D.
9/       Filed as an Exhibit to Amendment No. 10 to the Schedule 13D.
10/      Filed as an Exhibit to Amendment No. 11 to the Schedule 13D.

                                                                              15
18.      Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated
         July 17, 2000. 10/

19.      Complaint, dated July 19, 2000. 11/

20.      Motion, dated July 19, 2000. 11/

--------
10/      Filed as an Exhibit to Amendment No. 11 to the Schedule 13D.
11/      Filed herewith.